CUSIP NO. 909907107

                           EXHIBIT I TO SCHEDULE 13G

  United National Bank ("UNB") is a wholly-owned subsidiary of United Bankshares, Inc. ("United") and it Trust Department holds in fiduciary or agency capacity, 1,750,320.59 shares of United's stock. The voting and investment authority for the shares held by the Trust Department is exercised by UNB's Board of Directors. Therefore, each member of UNB's Board of Directors may be deemed beneficial owners of the shares held by the Trust Department under Securities and Exchange Commission regulations. The members of UNB's Board of Directors who are also directors or executive officers of United are: Richard M. Adams, and Gary L. Ellis.

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